United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale signs divestment agreement in compliance with PTVI’s contract of work

Rio de Janeiro, October 14, 2019 — Vale S.A. (Vale) informs that its subsidiary Vale Canada Limited (“VCL”) has signed a Heads of Agreement with Sumitomo Metal Mining Co., Ltd. (“SMM”) and PT Indonesia Asahan Aluminium (Persero) (“Inalum”)(1) regarding the divestment obligation of PT Vale Indonesia Tbk (“PTVI”), a nickel miner, as required under the Contract of Work Amendment dated  October 17, 2014 with the Government of the Republic of Indonesia.

Currently, VCL and SMM are shareholders of the PTVI and respectively hold 58.7% and 20.1% of the issued shares. VCL and SMM have agreed to satisfy the 20% interest divestment obligations and Inalum, a state-owned mining holding company, which oversees the state mining investments, has been appointed by the Government of the Republic of Indonesia to acquire this stake. After the transaction, VCL and SMM will hold together approximately 59% of PTVI shares.

The final terms and conditions shall be agreed in the definitive document (“Divestment Agreement”), which the parties expect to sign by the end of 2019. The divestment completion shall occur within six months after the execution of the Divestment Agreement.

The signing of this Heads of Agreement reinforces PTVI’s long-standing commitment to value-added processing of nickel resources, sustainability and local empowerment in Indonesia.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

(1) Inalum was recently rebranded as MIND ID.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 15, 2019		Director of Investor Relations